SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-33129

Allot Communications Ltd.

(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Filed herewith are Condensed Interim Consolidated Financial Statements of Allot Communications Ltd. and its subsidiaries as of September 30, 2010 (Unaudited) and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD.

Date: December 9, 2010	By:	/s/ Nachum Falek
Name: Nachum Falek
Title: Chief Financial Officer

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EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Condensed Interim Consolidated Financial Statements of Allot Communications Ltd. and its subsidiaries as of September 30, 2010 (Unaudited).

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2010